SOUFUN HOLDINGS LIMITED

8th Floor, Tower 3, Xihuan Plaza

No. 1 Xizhimenwai Avenue

Xicheng District, Beijing 100044

The People’s Republic of China

Telephone: +86-10-5930 6668

Fax: +86-10-5930 6137

June 18, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Attn:	Barbara C. Jacobs
Mark P. Shuman, Esq.
Matthew Crispino, Esq.

Re:	SouFun Holdings Limited
Registration Statement on Form F-3
Filed Originally on May 15, 2012
File No. 333-181407

Acceleration Request

Requested Date:    June 20, 2012

Requested Time:    4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SouFun Holdings Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3, as amended (File No. 333-181407) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Barry E. Taylor and Kefei Li of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsels for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Barry E. Taylor, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3329. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Barry E. Taylor via facsimile at (650) 493-6811.

[Signature page follows]

Very truly yours, SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

cc:	Barry E. Taylor, Esq.
Michael Occhiolini
Kefei Li, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

[Signature Page for Acceleration Request Letter]